UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

	      	 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
	     PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
 		       THERETO FILED PURSUANT TO 13d-2(b)

                               YRC WORLDWIDE INC.
                                (Name of Issuer)

                      Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   984249300
                                 (CUSIP Number)

                                December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 984249300


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Owl Creek I, L.P.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		5.  Sole Voting Power: 0

                6.  Shared Voting Power:

                2,483 shares of Common Stock

                10,963 shares of Common Stock issuable upon conversion
Number of   	of $203,255 in aggregate principal amount of Series B Notes

Shares   	4,451 shares of Common Stock issuable either as Make-Whole
                shares or upon conversion of the PIK Notes (See Item 4)1
Beneficially
                7.  Sole Dispositive Power: 0
Owned by
                8.  Shared Dispositive Power:
Each Reporting
                2,483 shares of Common Stock
Person
                10,963 shares of Common Stock issuable upon conversion
With       	of $203,255 in aggregate principal amount of Series B Notes

                4,451 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             2,483 shares of Common Stock

             10,963 shares of Common Stock issuable upon conversion of $203,255 in aggregate principal amount of Series B Notes

             4,451 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.2%

       12.   Type of Reporting Person

	     PN

1 As discussed in more detail in Item 4, the Series B Notes and the Series A Notes (each as defined in Item 4) held by the Reporting Persons currently have certain voting rights on an as converted basis.

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                               CUSIP No. 984249300

       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Owl Creek II, L.P.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		5.  Sole Voting Power: 0

                6.  Shared Voting Power:

                38,243 shares of Common Stock

                170,717 shares of Common Stock issuable upon conversion
Number of   	of $3,165,095 in aggregate principal amount of Series B Notes

Shares   	69,308 shares of Common Stock issuable either as Make-Whole
                shares or upon conversion of the PIK Notes (See Item 4)1
Beneficially
                7.  Sole Dispositive Power: 0
Owned by
                8.  Shared Dispositive Power:
Each Reporting
                38,243 shares of Common Stock
Person
                170,717 shares of Common Stock issuable upon conversion
With       	of $3,165,095 in aggregate principal amount of Series B Notes

                69,308 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             38,243 shares of Common Stock

             170,717 shares of Common Stock issuable upon conversion of $3,165,095 in aggregate principal amount of Series B Notes

             69,308 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     3.5%

       12.   Type of Reporting Person

	     PN


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                               CUSIP No. 984249300

       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Owl Creek Overseas Master Fund, Ltd.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Cayman Islands

       		5.  Sole Voting Power: 0

                6.  Shared Voting Power:

                120,210 shares of Common Stock

                545,151 shares of Common Stock issuable upon conversion
Number of   	of $10,107,108 in aggregate principal amount of Series B Notes

Shares   	221,323 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1
Beneficially
                7.  Sole Dispositive Power: 0
Owned by
                8.  Shared Dispositive Power:
Each Reporting
                120,210 shares of Common Stock
Person
                545,151 shares of Common Stock issuable upon conversion
With       	of $10,107,108 in aggregate principal amount of Series B Notes

                221,323 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             120,210 shares of Common Stock

             545,151 shares of Common Stock issuable upon conversion of $10,107,108 in aggregate principal amount of Series B Notes

             221,323 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     11.2%

       12.   Type of Reporting Person

	     FI


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                               CUSIP No. 984249300

       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Owl Creek SRI Master Fund, Ltd.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Cayman Islands

       		5.  Sole Voting Power: 0

                6.  Shared Voting Power:

                3,534 shares of Common Stock

                15,498 shares of Common Stock issuable upon conversion
Number of   	of $287,335 in aggregate principal amount of Series B Notes

Shares   	6,292 shares of Common Stock issuable either as Make-Whole
                shares or upon conversion of the PIK Notes (See Item 4)1
Beneficially
                7.  Sole Dispositive Power: 0
Owned by
                8.  Shared Dispositive Power:
Each Reporting
                3,534 shares of Common Stock
Person
                15,498 shares of Common Stock issuable upon conversion
With       	of $287,335 in aggregate principal amount of Series B Notes

                6,292 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,534 shares of Common Stock

             15,498 shares of Common Stock issuable upon conversion of $287,335 in aggregate principal amount of Series B Notes

             6,292 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.3%

       12.   Type of Reporting Person

	     FI


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     				CUSIP No. 984249300

       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Owl Creek Advisors, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		5.  Sole Voting Power: 0

                6.  Shared Voting Power:

                164,470 shares of Common Stock

                742,330 shares of Common Stock issuable upon conversion
Number of   	of $13,762,793 in aggregate principal amount of Series B Notes

Shares   	301,374 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1
Beneficially
                7.  Sole Dispositive Power: 0
Owned by
                8.  Shared Dispositive Power:
Each Reporting
                164,470 shares of Common Stock
Person
                742,330 shares of Common Stock issuable upon conversion
With       	of $13,762,793 in aggregate principal amount of Series B Notes

                301,374 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             164,470 shares of Common Stock

             742,330 shares of Common Stock issuable upon conversion of $13,762,793 in aggregate principal amount of Series B Notes

             301,374 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     15.3%

       12.   Type of Reporting Person

	     CO

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                               CUSIP No. 984249300


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Owl Creek Asset Management, L.P.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		5.  Sole Voting Power: 0

                6.  Shared Voting Power:

                164,470 shares of Common Stock

                742,330 shares of Common Stock issuable upon conversion
Number of   	of $13,762,793 in aggregate principal amount of Series B Notes

Shares   	301,374 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1
Beneficially
                7.  Sole Dispositive Power: 0
Owned by
                8.  Shared Dispositive Power:
Each Reporting
                164,470 shares of Common Stock
Person
                742,330 shares of Common Stock issuable upon conversion
With       	of $13,762,793 in aggregate principal amount of Series B Notes

                301,374 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             164,470 shares of Common Stock

             742,330 shares of Common Stock issuable upon conversion of $13,762,793 in aggregate principal amount of Series B Notes

             301,374 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     15.3%

       12.   Type of Reporting Person

	     PN


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                               CUSIP No. 984249300

       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person (entities only)

             Jeffrey A. Altman

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [x] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       		5.  Sole Voting Power: 0

                6.  Shared Voting Power:

                164,470 shares of Common Stock

                742,330 shares of Common Stock issuable upon conversion
Number of   	of $13,762,793 in aggregate principal amount of Series B Notes

Shares   	301,374 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1
Beneficially
                7.  Sole Dispositive Power: 0
Owned by
                8.  Shared Dispositive Power:
Each Reporting
                164,470 shares of Common Stock
Person
                742,330 shares of Common Stock issuable upon conversion
With       	of $13,762,793 in aggregate principal amount of Series B Notes

                301,374 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             164,470 shares of Common Stock

             742,330 shares of Common Stock issuable upon conversion of $13,762,793 in aggregate principal amount of Series B Notes

             301,374 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     15.3%

       12.   Type of Reporting Person

	     IN

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This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on September 27, 2011 (the "Original Schedule 13G"), with respect to shares of Common Stock (as defined below) of the Issuer (as defined below). This Amendment amends and restates the Original Schedule 13G in its entirety as set forth below.

Item 1. (a)  Name of Issuer:

	     The name of the issuer is YRC Worldwide Inc. (the "Issuer")

        (b)  Address of Issuer's Principal Executive Offices:

	     The Issuer's principal executive offices are located at 10990 Roe Avenue, Overland Park, Kansas 66211.

Item 2. (a)  Name of Person Filing:

	     This statement is filed by:

	     (i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock directly owned by it;

	     (ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek
	     II"), with respect to the shares of Common Stock directly owned by it;

	     (iii) Owl Creek Overseas Master Fund, Ltd., an exempted company
	     organized under the laws of the Cayman Islands ("Owl Creek Overseas"),
	     with respect to the shares of Common Stock directly owned by it;

   	     (iv) Owl Creek SRI Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek SRI"), with respect to the shares of Common Stock directly owned by it;

 	     (v) Owl Creek Advisors, LLC, a Delaware limited liability company, the general partner with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II and the manager with respect to the shares of Common Stock directly owned by Owl Creek Overseas and Owl Creek SRI;

	     (vi) Owl Creek Asset Management, L.P. a Delaware limited partnership, the investment manager with respect to the shares of Common Stock directly owned by Owl Creek I, Owl Creek II, Owl Creek Overseas, and Owl Creek SRI; and

	     (vii) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek SRI.

	     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

        (b)  Address of Principal Business Office or, if None, Residence:

             The address of the principal business office of each of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York,NY 10019.

        (c)  Citizenship:

             Each of Owl Creek I, Owl Creek II, and Owl Creek Asset Management,
	     L.P.	     is a limited partnership organized under the laws
	     of the State of Delaware. Each of Owl Creek Overseas and Owl Creek SRI is an exempted company organized under the laws of the Cayman Islands. Owl Creek Advisors, LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

        (d)  Title of Class of Securities

             Common Stock, par value $0.01 per share (the "Common Stock")

        (e)  CUSIP Number: 984249300

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act;

        (b) |_| Bank as defined in section 3(a)(6) of the Act;

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act;

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940;

        (e) |_| An investment adviser in accordance with Rule 13d-1
		(b) (1) (ii) (E);

        (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

        (g) |_| A parent holding company or control person in accordance with Rule 13d- 1 (b) (1) (ii) (G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

        (j) |_| Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

	Not Applicable

Item 4. Ownership

	Item 4 of the Original Schedule 13G is hereby updated and amended as outlined below.

	The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the sum of the following:

	1) a total of 6,846,537, the number of shares of Common Stock issued and outstanding (derived from the 2,053,961,226 shares of Common Stock issued and outstanding as of October 31, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed on November 9, 2011, adjusted for the 300 to 1 reverse split effective December 2, 2011).

	2) up to 742,330 shares of Common Stock into which the Series B Notes are convertible into, as described below.

	3) up to 301,374 shares of Common Stock issuable as Make Whole Shares, as described below, or upon conversion of the PIK Notes, as described below.

	The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

	The 10% Series B Notes of the Issuer (the "Series B Notes") reported herein became convertible into shares of Common Stock on September 16, 2011, at an original conversion price of $0.0618 per share, the reverse split adjusted conversion price is now $18.54. Accordingly, the $13,762,793 in aggregate principal amount of Series B Notes reported herein (which include notes received as PIK) is currently convertible into 742,330 shares of Common Stock.

	An additional 301,374 shares of Common Stock in the aggregate are issuable pursuant to the Series B Notes, either upon conversion of the PIK Notes or as Make-Whole Shares, as more fully set forth in Item 4 of the Original Schedule 13G. The make-whole amount (now approximately $5,587,474) is payable in shares of Common Stock (the "Make-Whole Shares") at a price per share equal to the reverse split adjusted conversion price of the Series B Notes.

	The Reporting Persons also hold $17,905,209 in aggregate principal amount of 10% Series A Notes of the Issuer (the "Series A Notes"). The Series A Notes are not convertible into shares of Common Stock until July 22, 2013. The original conversion price of the Series A Notes was $0.1134, on a reverse split adjusted basis now amounts to $34.02.

	As more fully set forth in the Original Schedule 13G, the holders of the Series A Notes may have voting rights before July 22, 2013, if certain conditions are met, including compliance with NASDAQ listing Rule 5640.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2012
                                      /s/ Jeffrey A. Altman

                                      --------------------------
                                      Jeffrey A. Altman, individually, and as
				      managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P. and Owl Creek II L.P., and as managing member of the general partner of OWl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek Overseas Master Fund, Ltd. and Owl Creek SRI Master Fund, Ltd.

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